As filed with the Securities and Exchange Commission on June 9, 2000
                                                REGISTRATION FORM NO. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                     TECHNICAL CHEMICALS AND PRODUCTS, INC.
             (Exact name of registrant as specified in its charter)

               FLORIDA                                          65-0308922
    (State or other jurisdiction                             (I.R.S. Employer
  of incorporation or organization)                       Identification Number)

                              3341 S.W. 15TH STREET
                          POMPANO BEACH, FLORIDA 33069
                                 (954) 979-0400
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                              JAY E. ECKHAUS, ESQ.
                     TECHNICAL CHEMICALS AND PRODUCTS, INC.
                              3341 S.W. 15TH STREET
                          POMPANO BEACH, FLORIDA 33069
                                 (954) 979-0400
                   (Address, including zip code, and telephone
               number, including area code, of agent for service)

                                    COPY TO:
                          TEDDY D. KLINGHOFFER, ESQUIRE
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE
                            MIAMI, FLORIDA 33131-1700
                                 (305) 374-5600

                               ------------------


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|
         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)of this form, check the following box. |_|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                               ------------------

                         CALCULATION OF REGISTRATION FEE



Title of each class of         Amount to be       Proposed maximum offering        Proposed maximum       Amount of registration fee
securities to be registered     registered           price per unit (1)       aggregate offering price(1)
========================== ===================== ===========================  ========================== ===========================
Common Stock, par value
$0.001 per share                50,568,673                 $0.875                    $44,247,589                    $11,681
========================== ===================== ===========================  ========================== ===========================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low prices for the Common Stock as reported on The Nasdaq National Market on June 7, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION, DATED JUNE 9, 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus


                                50,568,673 SHARES


                                  [TCPI's Logo]



                     TECHNICAL CHEMICALS AND PRODUCTS, INC.

                                  COMMON STOCK


                 ----------------------------------------------


         These shares of our common stock are being offered for sale by the selling shareholders. The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters.

             INVESTING IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.
                       "RISK FACTORS" BEGIN ON PAGE 9.

         Our common stock is listed and traded on the Nasdaq National Market System under the symbol "TCPI." The last reported sales price of the common stock on June 8, 2000 was $0.8438 per share.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                   The date of this prospectus is ______, 2000

                                TABLE OF CONTENTS

                                                                           PAGE

Where You Can Find More Information...........................................1
Information Incorporated by Reference.........................................2
Special Note Regarding Forward-Looking Statements.............................4
Prospectus Summary............................................................5
Risk Factors..................................................................9
Use of Proceeds..............................................................23
The Investment Agreement.....................................................23
Selling Shareholders.........................................................29
Plan Of Distribution.........................................................31
Description of Capital Stock.................................................32
Transfer Agent And Registrar.................................................35
Legal Matters................................................................35
Experts  ....................................................................35

         As used in this prospectus, unless otherwise indicated, any reference to our business, our products or our financial condition includes all of our subsidiaries, including our wholly-owned subsidiaries, Health-Mark Diagnostics, L.L.C. and TCPI Holdings, Ltd., and our joint venture, Technical Electronics Corporation.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read our SEC filings over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

         We have filed with the Commission a registration statement on Form S-2 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement.

         Our common stock is listed on the Nasdaq National Market and reports and proxy statements and other information concerning us also can be inspected at the offices of The Nasdaq-Amex Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

                      INFORMATION INCORPORATED BY REFERENCE

         The Commission allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission.

         We incorporate by reference into this prospectus the following documents filed by us with the Commission. You should consider each document incorporated by reference an important part of this prospectus:


SEC FILING (FILE NO. 000-30110)                                          PERIOD COVERED OR DATE OF FILING
-------------------------------                                          --------------------------------
Annual Report on Form 10-K.............................................. Year ended December 31, 1999

Annual Report on Form 10-K/A............................................ May 1, 2000

Annual Report on Form 10-K/A............................................ June 5, 2000

Annual Report on Form 10-K/A............................................ June 9, 2000

Quarterly Report on Form 10-Q........................................... Quarter ended March 31, 2000

Current Report on Form 8-K.............................................. February 18, 2000

Current Report on Form 8-K.............................................. June 8, 2000

Description of our common stock contained in our
Registration Statement on Form 8-A and any amendment or
report filed for the purpose of updating such description .............. January 20, 1995


         We are delivering along with this prospectus a copy of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. You may request a copy of the other filings that we are incorporating by reference in this prospectus, but are not delivering with this prospectus, at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                     Technical Chemicals and Products, Inc.
                              3341 S.W. 15th Street
                             Pompano Beach, FL 33069
                              Phone: (954) 979-0400
                               Fax: (954) 979-6125
                         Attention: Jay E. Eckhaus, Esq.

         Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

         You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" and similar expressions are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those identified in the "Risk Factors" section of this prospectus and the following:


         o our ability to obtain sufficient liquidity and capital to fund our operations and to complete acquisitions;

         o        delays in product development;

         o our ability to satisfactorily perform clinical trials demonstrating efficacy of our products under development;

         o the probability and timing of obtaining FDA clearance or approval of our products under development;

         o our ability to successfully develop and market new products on a profitable basis or at all;

         o the ability to complete the design, construction and manufacturing scale-up of our products on a timely basis within budget parameters;

         o future advances in technology and medicine by others that may render our products obsolete;

         o competition from other pharmaceutical, medical and diagnostic companies;

         o risks and expense of government regulation and effects of changes in regulation (including risks associated with obtaining requisite domestic and foreign governmental approvals for our products, manufacturing equipment or related facilities);

         o uncertainties connected with product liability exposure and insurance;

         o risks associated with obtaining and maintaining patents and other protections on intellectual property and patents obtained by others that may adversely affect us; and

         o the results of litigation pending against us and the costs of defending ourselves and prosecuting claims against others in such litigation.

         Prospective investors are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors and other matters set forth in this prospectus generally. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

OUR BUSINESS

         We develop, manufacture and distribute point-of-care medical diagnostic products for use at home, in physician offices, and other healthcare locations that are distributed through domestic and international channels. In addition, we also own a patent-protected proprietary portfolio of transdermal and dermal drug delivery technologies and skin permeation enhancers. We also manufacture high purity specialty biochemicals.

         We manufacture and market in the U.S. and internationally medical diagnostic testing products that utilize membrane-based technology. Diagnostic products sold in the United States have received 510(k) marketing clearance from the United States Food and Drug Administration. The balance of our diagnostic products are from time-to-time in various stages of development, clinical and regulatory review in the U.S. and overseas, or intended for export outside the U.S. Many of our currently marketed diagnostic products incorporate our patented and proprietary membrane-based technology platform. We presently hold 26 U.S. and foreign patents, and have 61 domestic and foreign patent applications pending.

OUR PRODUCT PORTFOLIO

         We currently market various medical diagnostic products. These products utilize rapid testing procedures to detect and/or quantify substances in urine or blood. Our diagnostic portfolio presently includes testing and screening products for:

         o        family planning (pregnancy and ovulation timing);
         o cholesterol monitoring and detection of diabetes, urinary tract infection and kidney and bladder disease, skin cancer and deteriorating vision;
         o        infectious diseases; and
         o        drugs of abuse.

Our transdermal/dermal portfolio includes development-stage technologies in the areas of smoking addiction reduction, hormone replacement therapy, and cardiovascular disease, as well as commercialization of skin permeation enhancers.

         We also have certain key products in various stages of development and clinical trials that include:

         o our noninvasive TD Glucose(TM)Monitoring System (the "TD Glucose Monitoring System") for diabetics;
         o our new Total and HDL Cholesterol screening and monitoring products for over-the-counter use and professional use; and
         o our HealthCheck(R)and private-label brands of over-the-counter diagnostic screening tests for at-home use by consumers.

         Our diagnostic products are marketed worldwide through multiple distribution channels that include:

         o original equipment manufacture ("OEM") marketing relationships with multinational pharmaceutical and diagnostic companies for product use on a professional and/or over- the-counter basis;
         o over-the-counter sales of our proprietary HealthCheck(R)and private-label brands for consumer use on an over-the-counter basis; and
         o        Internet sales via our web site, www.health-check.com.

         In the OEM sector, a significant portion of our family planning products for pregnancy and fertility are currently marketed by Roche Diagnostics GmbH for international distribution under their trademarks. However, as discussed below, on May 20, 2000 we entered into an asset purchase agreement with Roche Diagnostics GmbH for the acquisition of certain trademarks and business assets relating to the pregnancy and ovulation business of Roche Diagnostics. If this acquisition is successfully completed, we will be responsible for the marketing and distribution of these products. The OEM sector also includes marketing of our screening tests for drugs of abuse and infectious diseases by other OEM customers for distribution in the U.S. and/or international markets based on regulatory clearance.

         In addition, in January 1999, we opened an international sales and marketing office in Milan, Italy to expand distribution of our diagnostic products outside of North America. International expansion of our diagnostic products is ongoing. Product marketing and/or registration with local health officials is underway in a number of foreign countries.

         Our HealthCheck(R) and private-label diagnostic products are currently available in more than 17,000 pharmacies, supermarkets and mass merchandise retail stores throughout the United States and Canada as well as community pharmacies that are supplied directly by the leading drug wholesale distributors. We private label our family planning products for 7 drug, discount and supermarket chains.

         In 1999, sales of our products to Roche Diagnostics GmbH accounted for approximately 31% of sales; CVS Distribution, Inc. (CVS Drug Stores) accounted for approximately 25% of sales; and LVMH Moet Hennessy Louis Vuitton, Inc. accounted for approximately 13% of sales.

         Our executive offices are located at 3341 S.W. 15th Street, Pompano Beach, Florida 33069, and our telephone number is (954) 979-0400.

RECENT DEVELOPMENTS

         THE SWARTZ TRANSACTION

         On May 3, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. Under the investment agreement, also referred to as an equity line, we have the option to sell, or "put," up to $25 million of our common stock to Swartz, subject to a formula based on stock price and trading volume, over a three year period beginning on the effective date of the registration statement, of which this prospectus is a part. In addition, we issued to Swartz a warrant to purchase 312,500 shares of our common stock at a price of $1.9063 per share, subject to adjustment, and a warrant to purchase 312,500 shares of our common stock at a price of $0.9375, subject to adjustment. We may issue additional warrants to Swartz pursuant to the terms of the investment agreement. A more detailed description of this transaction is set forth below under the caption "The Investment Agreement."

         THE ROCHE DIAGNOSTICS TRANSACTION

         On May 20, 2000 our wholly-owned Cayman Islands subsidiary, TCPI Holdings, Ltd, entered into a business and asset purchase agreement with Roche Diagnostics GmbH of Mannheim, Germany. Pursuant to the asset purchase agreement, TCPI Holdings will acquire certain trademarks, distribution rights and business assets of the world-wide over-the-counter pregnancy and ovulation testing business carried on by Roche Diagnostics. The trademarks include EVATEST(R), EVAPLAN(R), EVENT-TEST(R), DIAGNOSIS(R) and related goodwill. We have guaranteed TCPI Holdings' performance under the asset purchase agreement. We have agreed to hold Roche Diagnostics and its affiliates harmless against any and all past and future patent infringement actions directed against pregnancy and ovulation testing products that we have supplied to Roche Diagnostics under our previous OEM agreements. See the discussion under "Legal Proceedings" for a description of currently pending patent infringement litigation relating to these products.

         The purchase price for the assets set forth in the asset purchase agreement and the local asset purchase agreements is $7 million plus the value added tax, if applicable. TCPI Holdings made a down payment of $500,000 upon signing of the asset purchase agreement. A second down payment of $3 million is due when this registration statement is declared effective, but no later than September 17, 2000. The balance of $3,500,000 is payable in installments, which could begin as early as August 1, 2000, before the closing of each local asset purchase agreement in Germany, Uruguay, Switzerland, Spain, Italy and Argentina. The majority of the assets we will be acquiring are located in Argentina, the closing of which must occur by December 31, 2001. The local closings are conditioned on compliance with country-specific regulatory authorization and product registration by local health and regulatory authorities.

         As described in greater detail under the heading "Risk Factors", we do not currently have sufficient funds to make the second and third payments due under the asset purchase agreement. We are seeking to secure funds for these payments through financing activities in the capital markets, such as the Swartz transaction described above, funds generated in the ordinary course of business, and funds generated by the acquired operations after the local closings. However, we cannot assure you that we will obtain the necessary funds. As described above and in the "Risk Factors" section, since the funds available under our private equity line with Swartz are subject to the future market price and volume of trading of our common stock, we may be unable to obtain sufficient funds pursuant to the Swartz transaction on a timely basis, or at all. The failure to complete the acquisition will have a material adverse effect on our financial condition.

         If we do not make the required payments, we will forfeit the $500,000 we have already paid. Further, our obligation to indemnify Roche Diagnostics in connection with patent infringement claims, including the litigation with Unilever, may survive the termination of the asset purchase agreement. In addition, Roche Diagnostics may sell the assets to one of our competitors, who may decide not to sell our products, which would result in a material decrease in revenues, thereby adversely affecting our operating results.

OFFERING

         By means of this prospectus the selling shareholders are offering for sale up to 50,568,673 shares of our common stock. We are required under our contract with Swartz to register 25 million shares plus an indeterminate number of shares above 25 million. We have elected to register 50 million shares. The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions and through underwriters.

                                  RISK FACTORS

         Prospective investors should carefully consider the specific factors set forth below, as well as the other information contained in this prospectus, before deciding to invest in the common stock offered hereby.

WE HAVE HAD OPERATING LOSSES AND EXPECT TO CONTINUE TO HAVE OPERATING LOSSES.

         We have experienced sustained significant operating losses that have resulted in substantial consumption of our cash reserves. The majority of our research, development and engineering activities are dedicated to the development of new products. As a result, we are not generating sufficient revenue from the sales of our existing products to cover the expenses associated with the development of new products. In 1999 and 1998, we had a net loss of $15.3 million and $9.8 million, respectively. For the quarter ended March 31, 2000, our net loss was $2.5 million. We expect to continue to incur losses and have negative cash flow for the immediate future. Based on our current rate of losses and cash flow, we will not be able to continue our operations unless we secure additional financing, reduce our operating losses, reduce expenses, increase sales of our products, or sell assets. We cannot assure you that the sales of certain of our products under development will ever commence or that we will generate significant revenues or achieve profitability.

OUR AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 CONTAIN "GOING CONCERN" LANGUAGE.

         The auditor's report for our financial statements for the year ended December 31, 1999 states that because of recurring operating losses and our continued experience of negative cash flows from operations, there is substantial doubt about our ability to continue as a going concern. A "going-concern" opinion indicates that the financial statements have been prepared assuming we will continue as a going-concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

WE WILL NEED ADDITIONAL CAPITAL TO CONTINUE OUR OPERATIONS.

         If we are unable to obtain additional funding on satisfactory terms and reduce our operating losses, we will have to consider selling some or all or our technologies, reduce or terminate completely our research and development activities, or reduce or discontinue some or all of our operations and/or apply for protection from our creditors under the federal bankruptcy laws. In addition, as described below, we have pending judgments against us in various legal proceedings, some of which are currently secured by bonds collateralized by existing working capital. If we were required to satisfy all or a significant portion of these judgments on a basis faster than presently anticipated, our severe liquidity condition would be further exacerbated.

         Our long-term ability to meet our liquidity requirements and to continue operations will depend on the following:

         o our ability to raise additional capital, including our ability to draw down money pursuant to the Swartz equity line;

         o our ability to close and successfully operate the pregnancy and ovulation business we are acquiring from Roche Diagnostics;

         o the successful completion of clinical trials and receipt of governmental approvals to begin manufacturing and selling our new products; and

         o        our ability to sell our new products at a profit.

Our future working capital and capital expenditure requirements may vary materially from those now planned depending on numerous factors, including:

         o the outcome of clinical testing of products under development (including the TD Glucose Monitoring System and Total and HDL cholesterol monitoring products), delays or changes in government required testing and clearance or approval procedures and our ability to receive FDA clearance or approval for the marketing of our products under development;

         o competitive and technological advances that may require us to modify the design of our products under development;

         o        our ability to successfully resolve pending litigation; and

         o        manufacturing costs for our current and future products.

WE MAY BE UNABLE TO OBTAIN SUFFICIENT FUNDS FROM THE EQUITY LINE AGREEMENT WITH SWARTZ TO MEET OUR LIQUIDITY NEEDS.

         To continue operations, we must obtain sufficient funds from the equity line agreement with Swartz. However, the amount of money we can obtain under the equity line agreement with Swartz is limited by the future market price and volume of trading of our common stock. If the price of our common stock declines, or trading in our common stock is low, we will be unable to obtain sufficient funds to meet our liquidity needs, including making payments pursuant to the acquisition of assets from Roche Diagnostics. Further, we may be unable to satisfy the conditions contained in the equity line agreement, which would result in our inability to draw down money on a timely basis, or at all. If we do not make the required payments aggregating $4,250,000 by September 17, 2000 to Roche Diagnostics, we will forfeit the $500,000 we have already paid to Roche Diagnostics. Further, our obligation to indemnify Roche Diagnostics in connection with patent infringement claims, including the litigation with Unilever, may survive the termination of the asset purchase agreement. We do not at this time have any other sources of financing, or commitments for financing, in place to satisfy our liquidity needs.

WE ARE THE SUBJECT OF PENDING LITIGATION AND HAVE JUDGMENTS AGAINST US WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         As discussed under the heading "Legal Proceedings," we are the subject of pending litigation. The cost of prosecuting and defending these actions or the cost of a settlement or award of damages, if any, could have a material adverse effect on our business, prospects, results of operations or financial condition. Further, we have pending judgments against us in various legal proceedings, some of which are currently secured by bonds collateralized by existing working capital. If we were required to satisfy all or a significant portion of these judgments on a basis faster than presently anticipated, our severe liquidity condition would be further exacerbated. We maintain directors' and officers' liability insurance; however, we cannot assure you that such insurance coverage will be adequate to fund the costs of an award, if any, or attorneys' fees. Demands have been made upon us which far exceed the amount of such coverage.

WE INCUR SIGNIFICANT EXPENSES TO SUPPORT OUR NEW PRODUCT DEVELOPMENT.

         In order to support anticipated growth and new product development, we expect to incur significantly increased operating expenses and capital expenditures in the future. We expect to continue to incur significant expenses in the near future, primarily as a result of the following:

         o increased research and development associated with the TD Glucose Monitoring System and the commercialization and conducting of clinical trials of all products requiring domestic or foreign regulatory approval;

         o expansion of direct distribution of medical diagnostic products related to the national roll-out of our HealthCheck(R) brand, our international business and our private label business;

         o introduction of our cholesterol monitoring system, which can be used by physicians, laboratories and patients at home;

         o costs associated with expansion of our manufacturing facilities; and

         o costs associated with closing our acquisition of assets from Roche Diagnostics.

         Research and development expenditures for 1999 and 1998 were $1.7 million and $2.8 million, respectively, primarily as a result of ongoing development of our TD Glucose Monitoring System, the cost of conducting clinical trials for our new Total and HDL cholesterol monitoring products and new diagnostic products. The future level of R&D expenditures will depend on, among other things, the outcome of clinical testing of products under development (including the TD Glucose Monitoring System and Total and HDL cholesterol monitoring products), delays or changes in government required testing and approval procedures, technological and competitive developments and strategic marketing decisions.

MANY OF OUR PRODUCTS ARE IN THE DEVELOPMENT STAGE AND CANNOT YET BE SOLD.

         Many of our products are in various stages of development and have not yet been commercialized. Before we can commercially market our products in the United States, we must first conduct clinical trials using a version of the product designed for commercial sale, prepare a submission to the FDA and obtain permission for their distribution from the FDA. Generally, we must also seek approval from comparable agencies in foreign countries where we desire to distribute our products. We are in various stages of completing the development of, and completing the FDA and foreign clearance processes for products including infectious disease detection, drugs of abuse screening and other medical diagnostic testing products. A principal product under development, the TD Glucose Monitoring System, has not yet received FDA clearance. We cannot assure you that we will be able to obtain the necessary FDA clearance for this product or that we will not experience significant delay and/or expenses in obtaining clearance for the TD Glucose Monitoring System or our other products, or that our various products under development will be developed to a point at which they are ready to be submitted for FDA clearance. Lack of clearance of any of these may adversely affect our ability to market and sell our products. Even in the event we receive the necessary regulatory clearance, we cannot assure you that we can avoid unforeseen problems in product manufacturing and commercial scale-up or marketing or product distribution, which could significantly delay the commercialization of such products, or prevent our market introduction entirely. We cannot assure you that the products selected for development by us or which have received regulatory clearance and are introduced into the market will in fact achieve any degree of commercial success.

THE LOSS OF A MAJOR CUSTOMER COULD MATERIALLY ADVERSELY AFFECT REVENUES.

         A large percentage of our revenue comes from the sale of products to a small number of customers. In 1999, sales of our products to Roche Diagnostics accounted for approximately 31% of sales, sales of our products to CVS Distribution, Inc. (CVS Drug Stores) accounted for approximately 25% of sales, and sales of our products to LVMH Moet Hennessy Louis Vuitton, Inc. accounted for approximately 13% of sales. As described above, on May 20, 2000, we signed an asset purchase agreement for the acquisition of certain trademarks and business assets relating to the pregnancy and ovulation testing business of Roche Diagnostics. If we are able to complete this acquisition successfully, we will be responsible for the marketing and distribution of these products. As a result, if we are unable to market and distribute these products successfully, it will adversely affect our operating results. Further, the loss of one of our remaining major customers would also adversely affect our operating results.

IF WE ARE UNABLE TO COMPLETE THE ACQUISITION OF ASSETS FROM ROCHE DIAGNOSTICS, ROCHE MAY SELL THESE ASSETS TO A COMPETITOR, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         The acquisition of assets from Roche Diagnostics is contingent on us obtaining sufficient funds to make the remaining payments due under the contract. We may be unable to obtain these funds. If we do not acquire these assets, Roche may sell these assets to one of our competitors who may not sell our products, which would result in a material decrease in revenues, thereby adversely affecting our operating results.

WE HAVE LIMITED EXPERIENCE IN DIRECTLY SELLING AND MARKETING OUR PRODUCTS DOMESTICALLY AND IN FOREIGN MARKETS AND MAY NOT BE ABLE TO EXPAND AND SUPERVISE A DIRECT SALES AND MARKETING FORCE THAT CAN MEET OUR CUSTOMERS' NEEDS.

         Once the acquisition of assets from Roche Diagnostics is complete, we intend to sell a portion of our international family planning products for pregnancy and fertility through our own sales force. Previously, a majority of our family planning products were marketed by Roche Diagnostics on an OEM basis for international distribution under their trademarks. We have limited experience in direct marketing, sales and distribution. Our future profitability will depend, in part, on our ability to expand and supervise a direct sales and marketing force to sell these products to our customers. We may not be able to attract and retain qualified salespeople or be able to build an efficient and effective sales and marketing force. However, we intend to hire the intact Roche sales and marketing organization in Argentina. Failure to attract or retain qualified salespeople or to build an efficient and effective sales and marketing force could negatively impact sales of our products, thus reducing our revenues and profitability.

         Further, once the acquisition of assets from Roche Diagnostics is complete, we will be acquiring the local distribution channels in Germany, Switzerland, Italy, Spain, Uruguay and the local sales organization in Argentina. We have no experience in marketing our products internationally on a local basis. Further, we may be unable to integrate the foreign sales organizations with our domestic operations. Conducting business in foreign countries will expose us to the risks of dealing with foreign governmental regulations, tariffs, import and export restrictions, transportation, currency translations and taxes and local health and safety regulations. Consummation of such foreign marketing activities could lead to unanticipated and fluctuating expenses and revenues and sales and marketing dislocations that are beyond our ability to control, and which could negatively impact sales of our products, thus reducing our revenues and profitability.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

         A large number of companies are involved, or are becoming involved, in the development and commercialization of products incorporating diagnostic and drug delivery systems. Competitors include major pharmaceutical, medical diagnostic and chemical companies, many of which have considerably greater financial, technical, clinical and marketing strength than us. Such companies may improve existing products more efficiently than us or may design and develop new diagnostic and transdermal drug delivery products which are more accepted in the marketplace than our products, our products under development or our technologies. Further, the markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technological advances in such fields are made.

         Several of our competitors have developed or may develop products that are similar in design and capability to our existing products or products under development. We further anticipate that additional products for similar applications will be developed and marketed by our competitors. Our transdermal technology is competitive with drugs marketed not only in similar drug delivery systems, but also in traditional dosage forms such as oral administration, bolus injection and continuous infusion. New drugs, new therapeutic approaches or future developments in alternative drug delivery technologies, such as time-release capsules, liposomes and implants, may provide therapeutic or cost advantages over the drug delivery systems in our technology portfolio.

         Our primary competitors in the glucose monitoring industry are expected to be companies that currently market "finger stick" method products, where patients obtain their blood by sticking their finger with a lancet. These companies have established products and distribution channels. In addition, a number of companies are engaged in the development of products using technology which is different than that used by us, but that are also intended to permit less painful or painless glucose monitoring. These technologies include infrared spectroscopy, and a variety of methods (including, in one case, transdermal technology) to extract interstitial fluid and measure the glucose concentration therein. In addition, a number of companies have developed or are seeking to develop new drugs to treat diabetes that could reduce demand for glucose monitoring systems. Further, many of our competitors and potential competitors have substantially greater resources, research and development staffs, capabilities and facilities than we do for developing, manufacturing and marketing glucose monitoring devices. Competition within the glucose monitoring industry could adversely affect our business and also result in price reductions for glucose monitoring devices such that we may not be able to sell the TD Glucose Monitoring System at a price level adequate for us to realize a return on our investment. We cannot assure you that we will have the resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future or that we will successfully develop technologies and products that are more effective or affordable than those being developed by our competitors or that developments by our competitors will not be more accepted in the marketplace than our products, including the TD Glucose Monitoring System, or will not render our products or technologies obsolete or noncompetitive. In addition, our competitors may achieve patent protection, regulatory approval or commercialization earlier than us and gain competitive advantages relative to us.

WE HAVE LIMITED MANUFACTURING EXPERIENCE.

         We are subject to the problems facing product manufacturers generally, including, without limitation, delays in receiving raw materials, rising prices for materials and the need to obtain and maintain equipment and avoid down time resulting from equipment failures. To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. Production of these products, especially in commercial quantities, will create technical and financial challenges for us and we cannot assure you that manufacturing or quality control problems will not arise.

         Our TD Glucose Monitoring System under development has not yet been manufactured for commercial sale. To successfully commercialize the TD Glucose Monitoring System, the device will have to be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product quality and acceptable manufacturing costs. We anticipate that we will be responsible for most aspects of manufacturing the TD Glucose Monitoring System. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance and shortages of personnel. We cannot assure you that we will be able to achieve and maintain product quality and reliability if and when producing the TD Glucose Monitoring System in the quantities required for commercialization, or that the TD Glucose Monitoring System can be assembled and manufactured at an acceptable cost, or at all.

         We intend to manufacture both TD Glucose Meters and TD Glucose Patches, the components of the TD Glucose Monitoring System, and sell these finished goods to future marketing partners for worldwide distribution. In July 1998, we established Technical Electronics Corporation, a company of which we own 80%, to manufacture electronic devices for our noninvasive glucose monitoring system and other future electronic products. In January 1999, we announced the commencement of the engineering phase of the manufacturing scale-up process to commercially produce TD Glucose patches. Our plans include the design and construction of high-speed state-of-the-art machinery to conduct the complex manufacturing and automatic packaging of TD Glucose patches. The engineering phase is a key element to the manufacturing scale-up process. It is anticipated that the engineering and manufacturing scale-up process will require a minimum of 24 months to complete - and include equipment installation and full-scale operation under FDA diagnostic Good Manufacturing Practices, and inventory build-up prior to market introduction. However, we cannot assure you that the engineering or manufacturing scale-up process for the TD Glucose Patches and/or TD Glucose Meters will be timely or successful or produce finished product in sufficient quality or quantity, or on a cost-effective basis, or at all.

IF WE ARE UNABLE TO SECURE ADEQUATE PATENT PROTECTION FOR OUR TECHNOLOGIES, THEN WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

         We hold 26 United States and foreign patents, and have 61 domestic and foreign patent applications pending. With respect to such patents, we cannot assure you:

         o as to the degree or adequacy of protection any patents or patent applications may or will afford;

         o that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology;

         o that existing patent applications will mature into issued patents, or that the claims allowed under any patents will be sufficiently broad to protect our technology; or

         o that any patents issued to us will provide us with competitive advantages or will not be challenged by others, or if challenged, will be held valid, or that the patents of others will not have an adverse effect on our ability to conduct our business.

In addition, we rely on a combination of proprietary rights in various unpatented technologies, know-how, trade secrets, trademarks and employee and third-party nondisclosure agreements to protect our proprietary rights. The steps taken to protect our rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from developing products with features similar to our products.

WE ARE A PARTY TO LAWSUITS REGARDING PATENT INFRINGEMENT.

         Our success will depend, in part, on our ability to protect, obtain or license patents, protect trade secrets and operate without infringing the proprietary rights of others. We are a party to lawsuits regarding patent infringement. See the discussion below under the heading "Legal Proceedings." We cannot assure you that additional infringement claims will not be asserted against us in the future. If we are found to be infringing any third party patents, proprietary rights or trade secrets, we cannot assure you that we will be able to obtain licenses with respect to such patents, proprietary rights or trade secrets on acceptable terms, if at all. If we do not obtain such licenses, we could encounter delays in product introductions or could find that the development, manufacture or sales of products requiring such licenses could be foreclosed. We could also experience a loss of revenues, an increase in costs and incur substantial expense for defending our company in lawsuits brought against us with respect to our patents, proprietary rights or trade secrets or engaging in lawsuits to enforce patents issued to us or to protect trade secrets or know-how owned by us.

IF ANY OF OUR PRODUCTS ARE CLEARED AND ENTER THE MARKET, THEY MAY NOT BE ACCEPTED BY PHYSICIANS AND PATIENTS IF ADEQUATE INSURANCE COVERAGE AND REIMBURSEMENT LEVELS ARE NOT AVAILABLE.

         Our ability to successfully commercialize our products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products and we cannot assure you that adequate third party reimbursement will be available for us to maintain price levels or volume sufficient for the realization of an appropriate return on our investment in our products. In certain foreign countries, the period of time needed to obtain such reimbursement can be lengthy. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new and established therapeutic and diagnostic products approved for marketing, and by refusing, in some cases, to provide any coverage for indications for which the FDA and other national health regulatory authorities have not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our TD Glucose Monitoring System or our other products, the market acceptance of these products would be adversely affected.

         Numerous health care reform proposals have been advanced in recent years that are aimed at changing the health care system in the United States. Although these proposals may lead to an increased emphasis on preventative measures and to an expanded market for our products, third party health care payors may not share this view. We are unable to predict the outcome or the effect of the health care reform debate on our business and prospects.

WE DEPEND ON OUR KEY PERSONNEL.

         Because of the specialized, technical nature of our business, we are highly dependent upon our ability to retain our current personnel including, but not limited to, Jack L. Aronowitz. Mr. Aronowitz is our founder and is presently our President, Chief Technical Officer and Chairman of the Board. We are the sole beneficiary under a $4 million "key man" life insurance policy on the life of Mr. Aronowitz. In addition, our ability to effectively pursue our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced managerial, marketing, engineering and technical personnel. In some cases, the market for these skilled employees is highly competitive, which makes it difficult to attract and retain key employees. We cannot assure you that we will be able to retain or recruit such personnel, and the inability to do so could materially and adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUTSIDE SUPPLIERS AND MANUFACTURERS.

         We purchase the materials used to manufacture our products from single suppliers to obtain the most favorable price and delivery terms. Although we have identified an alternate supply source with respect to each of such materials, a change in the supplier of these materials without the appropriate lead time could result in a material delay in the delivery of products to our customers. We cannot assure you that we would not be able to receive as favorable price and delivery terms from alternative suppliers. Reliance on suppliers generally involves several risks, including the possibility of defective materials, supply shortages, increase in material costs and reduced control over delivery schedules, any or all of which could adversely affect our financial results.

         To the extent we use third party manufacturers, we cannot assure you that we will be able to retain these manufacturers or obtain acceptable replacement manufacturers, if necessary. A change in manufacturers without appropriate lead time could result in a material delay in the delivery of our products and may subject us to less favorable price terms. Furthermore, although we have identified an alternate supply source with respect to the materials used to manufacture our products, a change in the supplier of these materials without appropriate lead time could result in a material delay in the delivery of products to our customers. Either of the foregoing could result in a material adverse effect on our business, prospects, results of operation or financial condition.

OUR BUSINESS SUBJECTS US TO PRODUCT LIABILITY CLAIMS.

         Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of medical diagnostic and drug delivery products. To date, we have not experienced any material product liability claims, but any such claim arising in the future could have a material adverse effect on our business, financial condition or results of operations. We have product liability insurance. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. We cannot assure you that we will be able to renew our existing insurance at a cost and level of coverage comparable to that presently in effect, if at all. In the event that we are held liable for a claim against which we are not indemnified, or for damages exceeding the limits of our insurance coverage, or if any claim or product recall results in significant adverse publicity against us, such claim or publicity could have a material adverse effect on our business, prospects, results of operations or financial condition.

OUR PRINCIPAL SHAREHOLDER CAN EXERT SUBSTANTIAL CONTROL OVER ANY SHAREHOLDER
VOTE.

         Jack L. Aronowitz, our President and Chairman of the Board beneficially owns approximately 13.7% of the outstanding common stock and is in a position to exert substantial influence over our direction and policies and the outcome of matters submitted to a vote of our shareholders, including election of our directors.

WE HAVE OPTIONS, WARRANTS, PREFERRED STOCK AND RESTRICTED SECURITIES OUTSTANDING WHICH MAY CAUSE DILUTION OF OUR SHAREHOLDERS AND ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         As of June 6, 2000 we had outstanding 1,175,000 warrants with an exercise price of $0.9375- $11.89 and 1,267,134 options with exercise prices ranging from $0.438-$15. We have reserved additional shares for issuance pursuant to options. If the holders exercise these stock options and warrants, it will dilute the percentage ownership interest of our current shareholders. In addition, the terms upon which we would be able to obtain additional money through the sale of our stock may be negatively affected by the existence of these warrants and options because new investors may be concerned about the impact upon the future market price of our common stock if these warrants and options were exercised and the underlying stock sold.

         In addition, as of June 6, 2000 we had outstanding 2,000 shares of our Series A Convertible Preferred Stock. Each share of the Series A Convertible Preferred Stock is convertible into such number of shares of common stock as is determined by dividing the stated value ($1,000) of a share of Series A Convertible Preferred Stock (as such value is increased by a premium based on the number of days the Series A Convertible Preferred stock is held) by the then current Conversion Price (which is determined by reference to the then current market price). If converted on June 6, 2000, the Series A Convertible Preferred Stock would have been convertible into approximately 2,520,000 shares of common stock, but this number of shares could prove to be significantly greater in the event of a decrease in the trading price of the common stock. If the holders convert their shares of preferred stock into common stock, it will dilute the percentage ownership interest of our current shareholders.

         All of our outstanding shares of common stock are freely tradeable without restriction under the Securities Act unless held by our affiliates. In addition, certain holders of common stock and securities convertible into or exercisable for shares of common stock have certain registration rights under a registration rights agreement among us and such holders.

IF NASDAQ DELISTS OUR STOCK, WE MAY BE REQUIRED TO REDEEM OUR SERIES A CONVERTIBLE PREFERRED STOCK, WHICH COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

         If our stock is delisted from the Nasdaq National Market, and such delisting continues for ten days, the holders of the Series A Convertible Preferred Stock have the right to require that we redeem all outstanding shares of Series A Convertible Preferred Stock at a price equal to the greater of (i) 120% of the stated value of the shares plus any accrued dividends or (ii) the value of the common stock into which such shares of Series A Convertible Preferred Stock were convertible. As of June 6, 2000 this amount would be $2,646,247. To maintain our listing on the Nasdaq National Market, we must, unless we receive a waiver, meet a variety of requirements, including (i) net tangible assets of $4.0 million, (ii) a minimum bid price of $1.00 per share and
(iii) shares having a market capitalization of at least $5.0 million must be publicly traded. As of June 6, 2000, we were in compliance with the Nasdaq National Market listing requirements. However, our stock price has traded below $1.00 for 21 days since May 1, 2000. If we are unable to meet the requirements for continued listing and are unable to receive a waiver, then Nasdaq could delist our common stock and we could be required to redeem the outstanding shares of Series A Convertible Preferred Stock. Any such repurchase could have a material adverse effect on our business, prospects, results of operations or financial condition. In addition, any such delisting of the common stock could have a material adverse effect on our ability to secure additional financing on favorable terms or at all.

THE EXERCISE OF OUR PUT RIGHTS MAY SUBSTANTIALLY DILUTE THE INTERESTS OF OTHER SECURITY HOLDERS.

         The shares issuable to Swartz upon exercise of our put rights will be issued at a price equal to the lesser of (i) the market price for each share of our common stock minus $.10 or (ii) 92% of the market price for each share of our common stock. Accordingly, the exercise of our put rights may result in substantial dilution to the interests of the other holders of our common stock. Depending on the price per share of our common stock during the three year period of the investment agreement, we may need to register additional shares for resale or seek an amendment to our articles of incorporation, to access the full amount of financing available, which could have a further dilutive effect on the value of our common stock. If we are unable to register the additional shares of common stock, we may experience delays in, or be unable to, access some of the $25 million available pursuant to our put rights.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON STOCK COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

         If and when we sell shares of our common stock to Swartz pursuant to our put rights, if and to the extent that Swartz sells the common stock, our common stock price may decrease due to the additional shares in the market. If the price of our common stock decreases, and if we decide to exercise our right to put shares to Swartz, we will be required to issue more shares of our common stock for any given dollar amount invested by Swartz, subject to a designated minimum put price specified by us. This may encourage short sales, which could place further downward pressure on the price of our common stock.

OUR STOCK PRICE IS VOLATILE.

         Future announcements concerning results of preclinical studies and clinical trials by us or our competitors, other evidence of the safety or efficacy of our products or our competitors, announcements of technological innovations or new products by us or our competitors, changes in governmental regulations, developments in our patent or proprietary rights or those of our competitors, including competitors' litigation, fluctuations in our operating results and changes in general market conditions for medical diagnostic or pharmaceutical companies could cause the market price of the common stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the common stock. Historically, the market price of the common stock has been volatile.

OUR ARTICLES AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS WHICH COULD MAKE IT DIFFICULT FOR A POTENTIAL BUYER TO ACQUIRE US.

         Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws include certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. These provisions include a staggered Board of Directors, certain supermajority voting requirements with respect to removal of directors and amendments of the Articles of Incorporation and Bylaws, requirements concerning the filling of board vacancies, adoption of Florida's Control Share Acquisition Act, elimination of shareholder action by written consent, creation of a class of "blank check" preferred stock and an increase in the percentage of shareholder votes required to call a special meeting of shareholders.


                                LEGAL PROCEEDINGS

         We are subject to claims and suits arising in the ordinary course of business. At this time, except as otherwise indicated, it is not possible to estimate the final outcome of these legal matters or the ultimate loss or gain except as otherwise stated, if any, related to these lawsuits, or if any such loss will have a material adverse effect on our results of operations or financial position, except as otherwise stated. For the year ended December 31, 1999, and the quarter ended March 31, 2000, we incurred substantially increased litigation expenses compared to earlier periods.

         HIV SALIVA COLLECTOR TECHNOLOGY. A lawsuit was brought against us in 1995 in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida (Joseph D'Angelo, Americare Transtech, Inc., Americare Biologicals, Inc. and International Medical Associates, Inc. v. Technical Chemicals & Products, Inc., Jack Aronowitz, Henry Schur, Analyte Diagnostics, Inc., John Faro and Nicholas Levandoski) - Case No. CACE 95-011256 - related to saliva collector technology for an HIV diagnostic test.

         On December 30, 1998, a jury returned a verdict in this lawsuit finding that we did not misappropriate the plaintiffs' trade secrets, but found that Mr. Aronowitz had intentionally misappropriated such trade secrets and assessed damages of $500,000 against him, individually. Additionally, the jury found that both we and Mr. Aronowitz intentionally interfered with the plaintiffs' business relationships and assessed approximately $328,000 in damages against us in connection with this second claim, but awarded no damages against Mr. Aronowitz, individually, in connection with that claim. Separately, the jury assessed more than $4.1 million in damages against other unrelated corporate and individual defendants.

         On January 29, 1999, we and Mr. Aronowitz filed an appeal to the Florida Fourth District Court of Appeal in West Palm Beach, Florida - Case No. 4 DCA 99-00423. On March 29, 2000, the court issued its opinion reversing the judgment against Mr. Aronowitz for misappropriation of trade secrets. However, the appellate court affirmed the judgment against us for tortious interference with a business relationship. The court's decision is not final until the disposition of any timely filed motion for rehearing. Americare Biologicals, Inc. filed a motion for rehearing as to the reversal of the judgment against Mr. Aronowitz, which the appellate court denied. We filed a motion for rehearing and rehearing en banc on the affirmance of the judgment against us of approximately $328,000 for tortious interference with a business relationship, which the appellate court denied on May 31, 2000. The appellate court has not yet issued its mandate on the appeal to the trial court. We also plan to vigorously pursue any other available proceedings to have the judgment relating to the tortious interference matter reversed or set aside.

         We have previously obtained appeal bonds staying enforcement of the judgment against us and Mr. Aronowitz. As a result of the reversal of the judgment against Mr. Aronowitz, that bond is no longer required and the collateral securing the bond has been released to us. Further, we believe that a bond may be required to stay enforcement of the tortious interference judgment if we seek to set it aside at the trial court level. There can be no assurance that we will be successful in reversing or setting aside the judgment as to us, or that we will be able to obtain any necessary bond or otherwise to stay enforcement of the judgment against us.

         The liability, if any, that may result from this matter and efforts to set the judgment aside cannot be reasonably estimated at this time and therefore no accrual for loss has been recorded in the financial statements as of March 31, 2000.

         NONINVASIVE GLUCOSE MONITORING TECHNOLOGY. In November 1997, a lawsuit was brought against us and Mr. Aronowitz in the United States District Court for the Southern District of Florida, styled Americare Diagnostics, Inc., Joseph P. D'Angelo, et al. v. Technical Chemicals and Products, Inc., et al. - Case No. 97-3654-CIV-JORDAN - relating to noninvasive glucose monitoring technology in which the plaintiffs allege, among other things, patent infringement, misappropriation of trade secrets, breach of contract, breach of fiduciary duty, breach of confidential relations, breach of trust, unfair competition and conversion. We and Mr. Aronowitz have answered the complaint and have filed counterclaims against the plaintiffs for declaratory judgment that the patent-in-suit is invalid; patent misuse; patent prosecution fraud; trade libel; slander of title; commercial disparagement; unfair competition under the Lanham Act; tortious interference with a contract or advantageous business relationship; and for injunctive relief. In December 1999, the discovery phase of this lawsuit ended and the court is presently proceeding with various pending motions. A trial date has not been set.

         SHAREHOLDER CLASS ACTION. During November 1998 through January 1999, several lawsuits were filed in the United States District Court for the Southern District of Florida - Case No. 98-7334-CIV- DIMITROULEAS - against us and Mr. Aronowitz on behalf of various shareholders alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. In general, plaintiffs allege that we and Mr. Aronowitz made untrue and misleading statements in our public disclosure documents and in certain press releases, articles and reports. The disclosures relate primarily to the development, clinical testing and viability of our TD Glucose Monitoring System. The plaintiffs are seeking certification as a class on an unspecified amount of damages, interest, costs and attorneys' fees. We believe the allegations lack merit and plan to contest the allegations vigorously. On April 19, 1999, an Amended Consolidated Class Action Complaint was served upon us. In response, on June 18, 1999, we filed a motion to dismiss the Amended Consolidated Class Action Complaint. Plaintiff's response to this motion, as well as our reply, have been served, but the court has not yet ruled. Discovery has been stayed pending resolution of the motion to dismiss. At this time, it is not possible to estimate the ultimate loss, if any, related to these claims and therefore no accrual for loss has been recorded as of March 31, 2000.

         We maintain Directors and Officer's Liability Insurance. However, we cannot assure you that this insurance coverage will be adequate to fund the costs of a settlement, an award, if any, or attorneys' fees. Our Articles of Incorporation provide for indemnification, to the fullest extent permitted by law, of any person made party to an action by reason of the fact that such person is an officer or director of us.

         LANHAM ACT. On July 1, 1999, we and Mr. Aronowitz, seeking damages and injunctive relief, filed suit against Joseph P. D'Angelo, Americare Health Scan, Inc., Americare Biologicals, Inc., Medex, Inc., Teratech Corp. d/b/a HIV Cybermall, Confidential Home Testing, The Creative Connection, Inc., Debra Lapierre and Stanley A. Lapides, in the United States District Court for the Southern District of Florida - Case No. 99-1862-CIV-JORDAN. The suit alleges violations of the Lanham Act, libel/defamation per-se, misappropriation of trade secrets and confidential information, cancellation of the Federal trademark "ANA-SAL," violations of the Florida Deceptive and Unfair Trade Practices Act, and common law unfair competition. Certain defendants filed a motion to dismiss, and on December 15,

1999, the court dismissed the count relating to unfair and deceptive trade practices under Florida law and struck certain allegations, but found that the remaining counts stated causes of action. On January 4, 2000, we and Mr. Aronowitz filed a Second Amended Complaint which omitted the count dismissed by the court and the allegations that the court struck. The Defendants Joseph P. D'Angelo, Americare Health Scan, Inc., and Americare Biologicals, Inc. have alleged counterclaims of malicious prosecution and abuse of process. We and Mr. Aronowitz have filed a motion to dismiss these counterclaims, and these defendants have since withdrawn those counterclaims. A default has been entered against Medex, Inc., and the Defendants The Creative Connection, Inc., and Debra Lapierre, have made a motion for a summary judgment. This case is currently in the discovery phase which is scheduled to close on June 30, 2000. A trial date is set for April of 2001.

         HOME DIAGNOSTICS LITIGATION. In November 1993, we and Mr. Aronowitz filed suit against Home Diagnostics, Inc. ("HDI"), for patent infringement, among other claims, in the United States District Court for the Southern District of Florida - Case No. 93-CIV-6999-DAVIS. The patents-in-suit are U.S. Patent Nos. 4,744,192 (the "'192 Patent") and 4,877,580 (the "'580 Patent").

         On September 3, 1996, the court entered judgment against us and Mr. Aronowitz after a bench trial that was held in September 1995. On April 9, 1998, the U.S. Court of Appeals for the Federal Circuit affirmed in part and reversed in part the lower court's decision and remanded the case to the district court for further proceedings, including for a determination whether Mr. Aronowitz owned the patents-in-suit at the time the action was commenced and whether HDI infringed the '192 Patent. The appellate court found infringement of the '580 Patent and remanded to the district court for a determination whether the '580 Patent was within the scope of certain licensing agreements between TechniMed Corporation, a prior assignee of the patents-in-suit, and HDI.

         On remand, the district court denied a request by us and Mr. Aronowitz to reopen the trial record and directed the parties to submit, based on the existing record, proposed findings of fact and conclusions of law on the issues that were remanded. Proposed findings of fact and conclusions of law have been submitted, and on March 20, 2000, the court heard argument by the parties' counsel on certain issues on remand. On May 1, 2000, the court issued certain findings of fact and conclusions of law, finding that (i) Mr. Aronowitz owned the patents-in-suit at the time the suit was commenced, and (ii) HDI did not infringe the '192 patent. We are awaiting a ruling on the remaining issues on remand, in particular, those relating to the '580 patent.

         DEFAMATION ACTION. On June 16, 1999, we and Mr. Aronowitz were sued by Joseph P. D'Angelo and related companies in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida - Case No. 99-010726-CACE-18
- alleging libel per quod, libel per se, slander, and false light. We have filed a motion for summary judgment, which the court granted in part, dismissing Counts I and II for libel against us and Mr. Aronowitz. Discovery in this matter is continuing, and no trial date has been set yet.

         ARBITRATION. On August 27, 1999, the U.S. District Court for the Northern District of California - Case No. C-97-00525CAL - confirmed an arbitration award against us in favor of Hooper & Associates, Inc. for $197,807. Gary Hooper was the president and chief operating officer of Pharma Patch, PLC. We acquired certain assets of Pharma Patch, PLC in November 1995. The arbitration award found that Mr. Hooper was entitled to that amount pursuant to an employment agreement between Mr. Hooper and Pharma Patch, PLC. At this time, a bond has been posted in this matter to stay enforcement of the judgment which Hooper & Associates is seeking to enforce in Florida (Technical Chemicals and Products, Inc. v. Hooper & Associates, Broward County Circuit Court - Case No. 019847.) As a result, enforcement of the arbitration award has been stayed by a Florida court. On May 11, 2000, the court heard arguments on the continuation of the stay enforcement. The court has ordered limited discovery and a continuation of the stay until at least June 10, 2000. Separately, we are pursuing certain claims against Mr. Hooper related to other matters. At this time, it is not possible to estimate the ultimate loss, if any, related to the resolution of these matters and therefore no accrual for loss has been recorded as of March 31, 2000.

         Judgment In Hazardous Waste Lawsuit. On January 31, 2000, the United States District Court for the Southern District of Florida - Case No. 98-6201-CIV - entered a judgment against us and Mr. Aronowitz, in connection with a lawsuit brought by the United States of America on behalf of the Environmental Protection Agency under the Comprehensive Environmental Response Compensation and Liability Act of 1983, relating to the clean-up of a facility that during 1985 through 1992 contained alleged hazardous substances. We occupied this facility during part of 1992. The judgment holds the defendants, jointly and severally, liable for $401,177, representing their share of site clean-up costs, plus post-judgment interest as allowed by law. On April 24, 2000, the parties reached a tentative settlement in the amount of $650,000 payable over a 21-month period with approximately $110,000 payable on June 1, 2000 and quarterly payments made thereafter on the balance plus interest at the rate of 5.3% per year. We expect the United States will enter into a formal agreement memorializing this settlement; however, we cannot assure you that the United States will enter into such an agreement. Our Articles of Incorporation provide for indemnification, to the fullest extent permitted by law, of any person made party to an action by reason of the fact that such person is an officer or director of us.

         We have not yet determined whether to pursue an appeal of the court's ruling, but we filed a notice of appeal on or about March 31, 2000 to protect our right to pursue such an appeal. If we were to appeal the court's ruling, we may be required to post an appeal bond in order to stay execution of the judgment. We cannot assure you that an appeal, if taken, would be successful, or that the posting of an appeal bond or enforcement of the judgment would not have a material adverse impact on our liquidity and capital resources. Management believes that payment of this judgment and related expenses is probable and has estimated that the ultimate loss related to the resolution of this matter will be approximately $650,000 and, accordingly, has recorded an accrual for loss equal to this amount as of March 31, 2000. At December 31, 1999, management estimated the probable loss to be $500,000 and recorded a liability in that amount.

UNILEVER PATENT LITIGATION

         In 1994, we and six other parties initiated an opposition action in the European Patent Office in Munich, Germany, against European Patent No. 291,194 (the "European Patent"), presently owned by Unilever N.V. In European Opposition Case No. T0681/98, we and the other parties opposed the patent in its entirety on the grounds that it lacked novelty and inventiveness.

         In March 1998, the European Patent Office Opposition Board found in favor of Unilever, whereupon we and five of the other parties filed an appeal. Upon substantial appellate oral proceedings held on January 26-27, 2000 and numerous auxiliary requests, the Opposition Board maintained the European Patent, as amended. However, this ruling is subject to adaptation of the specifications contained in the amended patent and approval by the Opposition Board. Unilever is presently awaiting invitation from the Opposition Board to submit its proposed adaptations to the specification of the European Patent, after which we and the other parties intend to vigorously contest such action.

         On January 26, 2000, we, Roche Diagnostics GmbH, a German company, Roche Diagnostics S.p.A., an Italian company, and Hestia Pharma GmbH, a German distributor wholly-owned by Roche Diagnostics, filed a declaratory judgment action relating to Italy and Germany in the District Court of

Torino, Italy. We asked the court to find that (1) the European Patent granted to Unilever is invalid, and (2) the EVATEST(R) product manufactured, distributed and sold by us and the other plaintiffs do not infringe the European Patent (the "Italian Action"). An oral hearing is scheduled for July 19, 2000 to discuss the court's jurisdiction to hear the action. We manufacture the EVATEST(R) test devices.

         On February 3, 2000, Unilever filed a patent infringement action in the Administrative Court of Munich, Germany against Hestia Pharma GmbH and four of its officers alleging infringement of the European Patent that is the subject of the Italian Action. On April 27, 2000, Unilever amended its complaint to allege infringement of European Patent Application No. 93108764.7. In this action, Unilever has asked that Hestia Pharma GmbH refrain from commercializing, using, importing or possessing analytical test devices which comprise features of Unilever's patent claims.

         On April 20, 2000, Unilever filed a patent infringement action in the Administrative Court of Munich, Germany against us and Roche Diagnostics GmbH (together with the February 3, 2000 action, the "German Actions") alleging infringement of the patent involved in the Italian Action and European Patent Application No. 93108764.7. In this action, Unilever has asked that we and Roche Diagnostics GmbH refrain from offering, having offered, commercializing, having commercialized, using, having used, importing, having imported or possessing analytical test devices that fall under the claims of Unilever's patent and patent application.

         We have agreed to indemnify Roche Diagnostics and its affiliates and their respective officers against all damages, back royalties, costs, attorneys' fees and the like arising from or related to any and all patent infringement actions. Management intends to vigorously prosecute our claims against the Unilever patent in the Italian Action and vigorously defend the claims asserted by Unilever in the German Actions. We have, as the manufacturer of these products, previously provided the same indemnity to Roche Diagnostics. A majority of our sales in Europe relate to products covered by the patents that are the subject of the Italian Action and the German Actions. Consequently, a loss in this litigation may have a material adverse effect on our results of operations and financial condition.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly. However, we will receive cash infusions of capital if and when Swartz purchases our common stock in accordance with the investment agreement and upon the exercise of warrants held by Swartz and Roan-Meyers Associates, L.P., as described below. We intend to use the proceeds from the sale of common stock to Swartz and from the exercise of warrants for working capital, strategic alliances (including potential joint ventures, acquisitions and mergers), plant, equipment and machinery, including capital expenditures, and general corporate purposes.

                            THE INVESTMENT AGREEMENT

         On May 3, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. Under the investment agreement, we have the option to sell or "put" up to $25 million of our common stock to Swartz, subject to a formula based on average stock price and average trading volume, periodically over a three year period beginning on the effective date of the registration statement, of which this prospectus is a part.

         In addition, on March 17, 2000, we issued to Swartz a warrant to purchase 312,500 shares of our common stock, exercisable for a period of five years from March 17, 2000, with an exercise price initially equal to the lowest closing bid price for the five trading days immediately preceding March 17, 2000, which was $1.9063. On March 17, 2000, we issued an additional warrant to Swartz to purchase 312,500 shares of our common stock, exercisable for a period of five years from March 17, 2000, with an exercise price initially equal to the lowest closing bid price for the five trading days immediately preceding the closing date of May 3, 2000, which was $0.9375. The exercise price of these warrants will be adjusted annually to equal the lesser of:

          (i)     the exercise price then in effect; or

         (ii) the lowest reset price determined on any annual anniversary date after March 17, 2000.

The lowest reset price equals 100% of the lowest closing bid price of our common stock for the five trading days before the anniversary of the date the warrants were issued, which was March 17, 2000. We may issue additional warrants pursuant to the terms of the investment agreement, as described below.

         Pursuant to the requirements of the investment agreement, we are required to file a registration statement with the Securities and Exchange Commission covering the resale by Swartz to the public of any shares that it acquires pursuant to the investment agreement. Beginning on the date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission and continuing for three years thereafter, we may from time to time at our sole discretion, and subject to certain restrictions set forth in the investment agreement, sell shares of our common stock to Swartz at a price determined under the investment agreement. Each election by us to sell stock to Swartz is referred to as a "put."

         To exercise a put, we must give at least 10, but not more than 20, business days advance notice to Swartz of the date on which we intend to exercise a particular put right. The notice must indicate the date we intend to exercise the put and the maximum number of shares of common stock we intend to sell to Swartz. At our option, the notice may also specify a maximum dollar amount of common stock that we will sell under the put and/or a minimum purchase price per share at which we are willing to sell the shares. The maximum dollar amount specified by us cannot exceed $2,000,000. The minimum purchase price specified by us, if we choose to specify one, may not exceed 80% of the closing bid price of our common stock on the date on which we give Swartz notice of the exercise of a put right.

         The maximum number of common shares we will be obligated to sell to Swartz pursuant to a put equals the lesser of:

         (i)      the number of shares we specify in the notice of the put;

         (ii) the number of shares which, when multiplied by the price Swartz is obligated to pay for the shares, as described below, equals the lesser of:

                  (a)      the maximum dollar amount we specify in the notice;
                           and

                  (b)      $2,000,000;

         (iii) 15% of the aggregate daily reported trading volume of our common shares during the 20 business days after the put notice date;

         (iv) 15% of the aggregate daily reported trading volume of our common shares during the 20 business days before the put date; or

         (v) a number of shares that, when added to the number of shares acquired by Swartz pursuant to the investment agreement during the 31 days before the put date, will result in the aggregate number of shares held by Swartz upon completion of the put exceeding 9.99% of the total number of outstanding shares of our common stock.

         The market price of the shares of common stock during the 20 business days immediately following the put notice date is used to determine the purchase price Swartz will pay and the number of shares we will issue in return. For each share of common stock, Swartz will pay us the lesser of:

         (i)      the market price for each share, minus $.10; or

         (ii)     92% of the market price for each share.

Notwithstanding the above amount, Swartz must pay at least the designated minimum per share price, if any, that we specify in our notice. Market price is defined as the lowest closing bid price for our common stock during the 20 business day pricing period immediately following the put date.

         Within five business days after the end of each pricing period, we are required to issue and deliver to Swartz a warrant to purchase a number of shares of our common stock equal to 10% of the common shares issued to Swartz in the applicable put. Each warrant will be exercisable at a price that will initially equal 110% of the market price for the applicable put, and will have annual reset provisions similar to the reset provisions for the warrants currently held by Swartz. However, the reset provisions will be based on 110% of the market price, rather than 100%. Each warrant will be immediately exercisable and have a term beginning on the date of issuance and ending five years thereafter.

         As soon as practicable after the effectiveness of the registration statement, we plan to draw down the maximum initial amount permitted under the investment agreement. Based on the 20 day lowest closing bid price of our common shares of $.75 and our 20 day aggregate daily reported trading volume of 6,517,700 as of June 6, 2000, we would be entitled to draw down approximately $635,476 in connection with our first draw down. Based on these facts, we would issue 977,655 shares of our common stock and a warrant to purchase 97,746 shares of our common stock to Swartz.

         In the period beginning January 1, 2000 through May 31, 2000, the 20-day aggregate trading volume ranged from 53,439,000 to 5,500,000 shares. Closing bid prices ranged from $4.06 to $0.50 per share. The table below illustrates the dollar amounts that could have been available to us and the corresponding number of shares that would have been issued per put had this agreement been in effect during that time:

------------------------------------------------------------------------------------------------------------------------------
                                                                    Number of
                                                                    Shares(1):
                 20 Day Volume:      5,500,000      10,000,000      15,000,000     20,000,000     25,000,000      30,000,000
   Price/Share:
------------------------------------------------------------------------------------------------------------------------------

    $0.50          Dollars per put      $330,000        $600,000       $900,000     $1,200,000      $1,500,000     $1,800,000
                   Shares per put        825,000       1,500,000      2,250,000      3,000,000       3,750,000      4,500,000

------------------------------------------------------------------------------------------------------------------------------
    $0.75          Dollars per put      $536,250        $975,000     $1,462,500     $1,950,000      $2,000,000     $2,000,000
                   Shares per put        825,000       1,500,000      2,250,000      3,000,000       3,076,923      3,076,923

------------------------------------------------------------------------------------------------------------------------------
    $1.00          Dollars per put      $742,500      $1,350,000     $2,000,000     $2,000,000      $2,000,000     $2,000,000
                   Shares per put        825,000       1,500,000      2,222,222      2,222,222       2,222,222      2,222,222

------------------------------------------------------------------------------------------------------------------------------
    $1.50          Dollars per put    $1,138,500      $2,000,000     $2,000,000     $2,000,000      $2,000,000     $2,000,000
                   Shares per put        825,000       1,449,275      1,449,275      1,449,275       1,449,275      1,449,275

------------------------------------------------------------------------------------------------------------------------------
    $2.00          Dollars per put    $1,518,000      $2,000,000     $2,000,000     $2,000,000      $2,000,000     $2,000,000
                   Shares per put        825,000       1,086,957      1,086,957      1,086,957       1,086,957      1,086,957

------------------------------------------------------------------------------------------------------------------------------
    $2.50          Dollars per put    $1,897,500      $2,000,000     $2,000,000     $2,000,000      $2,000,000     $2,000,000
                   Shares per put        825,000         869,565        869,565        869,565         869,565        869,565

------------------------------------------------------------------------------------------------------------------------------
    3.00           Dollars per put    $2,000,000      $2,000,000     $2,000,000     $2,000,000      $2,000,000     $2,000,000
                   Shares per put        724,638         724,638        724,638        724,638         724,638        724,638

------------------------------------------------------------------------------------------------------------------------------
    $3.50          Dollars per put    $2,000,000      $2,000,000     $2,000,000     $2,000,000      $2,000,000     $2,000,000
                   Shares per put        621,118         621,118        621,118        621,118         621,118        621,118

------------------------------------------------------------------------------------------------------------------------------
    $4.00          Dollars per put    $2,000,000      $2,000,000     $2,000,000     $2,000,000      $2,000,000     $2,000,000
                   Shares per put        543,478         543,478        543,478        543,478         543,478        543,478
------------------------------------------------------------------------------------------------------------------------------

(1) At no time may Swartz own a number of shares that, when added to the number of shares acquired by Swartz pursuant to the investment agreement during the 31 days before the put date, will result in the aggregate number of shares held by Swartz upon completion of the put exceeding 9.99% of the total number of outstanding shares of our common stock.

We cannot assure you what the actual price of the shares will be at any time we exercise our right to a put.


         We are registering 50,000,000 shares of common stock for issuance to Swartz pursuant to the investment agreement. We believe, based on the recent market prices of our shares of common stock and volume in our common stock, that 50,000,000 shares will be sufficient to satisfy our obligations to issue stock and warrants to Swartz in order to fully utilize the $25 million available under the investment agreement. If 50,000,000 shares is not sufficient, we will register additional shares for resale by Swartz.

LIMITATIONS AND CONDITIONS PRECEDENT TO OUR PUT RIGHTS

         Puts can become effective immediately after the end of the pricing period for the prior put. Only one put can be made during each pricing period. Our ability to put shares of our common stock, and Swartz's obligation to purchase the shares, is subject to the satisfaction of certain conditions. These conditions include:

         (i) we have satisfied all obligations under the agreements entered into between us and Swartz in connection with the investment agreement;

         (ii) our common stock is listed and trading on Nasdaq, the O.T.C. Bulletin Board, or an exchange;

         (iii) our representations and warranties set forth in the investment agreement must be accurate as of the date of each put;

         (iv) we have reserved for issuance a sufficient number of shares of our common stock to satisfy our obligations to issue shares pursuant to any put and upon exercise of warrants;

         (v) the registration statement, of which this prospectus is a part, for the shares we will be issuing to Swartz must remain effective as of the put date and no stop order with respect to the registration statement is in effect;

         (vi) if the number of shares to be put to Swartz, together with any shares previously put to Swartz, would equal 20% of all shares of our common stock that would be outstanding upon completion of the put, we must obtain shareholder approval of such excess issuance as required by Nasdaq rules; and

         (vii) other than continuing losses described in an attachment to the investment agreement, at the time of a put, there shall have been no material adverse change in our business prospects or financial condition.

         Swartz is not required to acquire and pay for any additional shares of our common stock once it has acquired $25 million worth of common stock. Additionally, Swartz is not required to acquire and pay for any shares of common stock with respect to any particular put for which, between the date we give advance notice of an intended put and the date the particular put closes:

         (i) we announced or implemented a stock split or combination of our common stock;

         (ii)     we paid a dividend on our common stock;

         (iii) we made a distribution of all or any portion of our assets or evidences of indebtedness to the holders of our common stock; or

         (iv) we consummated a major transaction, such as a sale of all or substantially all of our assets or a merger or tender or exchange offer that results in a change in control.

         Our right to require Swartz to purchase any subsequent put shares shall terminate upon the occurrence of any of the following:

         (i) we, or any of our directors or executive officers have engaged in a transaction or conduct related to us that resulted in (a) a Securities and Exchange Commission enforcement action, administrative proceeding or civil lawsuit, or (b) a civil judgment or criminal conviction or for any other offense that, if prosecuted criminally, would constitute a felony under applicable law;

         (ii) the aggregate number of days, beginning on the effective date of the registration statement for the resale of shares issued to Swartz, which the registration statement is not effective or our common stock is not listed and traded on Nasdaq, the O.T.C. Bulletin Board, or an exchange exceeds 120 days in the aggregate;

         (iii) we file for bankruptcy or any other proceeding for the relief of debtors;

         (iv) the earlier of (a) three years following the effectiveness of the investment agreement (May 3, 2003), or (b) the date Swartz acquires shares worth $25 million;

         (v)      we breach covenants contained in the investment agreement; or

         (vi) the registration statement for the resale of shares of common stock issued to Swartz is not effective by May 3, 2001.


COMMITMENT AND TERMINATION FEES

         If we do not put at least $1,000,000 worth of common stock to Swartz during each six month period following the effective date of the investment agreement we must pay Swartz a semi-annual non-usage fee. This fee equals the difference between $100,000 and 10% of the value of the shares of common stock put to Swartz during the six month period.

         If the investment agreement is terminated, we must pay Swartz the greater of (i) the non-usage fee described above, or (ii) the difference between $200,000 and 10% of the value of the shares of common stock put to Swartz during all puts to date.

SHORT SALES

         Swartz and its affiliates are prohibited from engaging in short sales of our common stock unless Swartz has received a put notice and the amount of shares involved in the short sale does not exceed the number of shares specified in the put notice.

CANCELLATION OF PUTS

         We must cancel a particular put between the date of the advance put notice and the last day of the pricing period if we discover an undisclosed material fact relevant to Swartz's investment decision, the registration statement registering resales of the common shares becomes ineffective or our shares of common stock are delisted from the then primary exchange. If a put is canceled, it will continue to be effective, but the pricing period for the put will terminate on the date notice of cancellation of the put is given to Swartz. Because the pricing period will be shortened, the number of shares Swartz will be required to purchase in the canceled put may be smaller than it would have been had the put not been canceled.

TERMINATION OF INVESTMENT AGREEMENT

         We may terminate our right to initiate further puts or terminate the investment agreement at any time by providing Swartz with notice of our intention to terminate. However, any termination will not affect any other rights or obligations we have concerning the investment agreement or any related agreement.

RESTRICTIVE COVENANTS

         During the term of the investment agreement and for a period of one year after the investment agreement is terminated, we are prohibited from engaging in certain transactions. These include the issuance of any of our equity securities, or debt securities convertible into equity securities, for cash in a private transaction without obtaining the prior written approval of Swartz. We are also prohibited during this period from entering into any private equity line agreements similar to the investment agreement without obtaining Swartz's prior written approval.

RIGHT OF FIRST REFUSAL

         With certain exceptions, Swartz has a right of first refusal to participate in any private capital raising transaction of equity securities that closes at any time during the period from the date of the investment agreement, May 3, 2000, until one year after the investment agreement is terminated.

SWARTZ'S RIGHT OF INDEMNIFICATION

         We have agreed to indemnify Swartz, including its shareholders, officers, directors, employees, investors and agents, from all liability and losses resulting from any misrepresentations or breaches we make in connection with the investment agreement, the registration rights agreement, other related agreements, or the registration statement. We have also agreed to indemnify these persons for any claims based on violation of Section 5 of the Securities Act caused by the integration of the private sale of our common stock to Swartz and the public offering pursuant to the registration statement.

EFFECT ON OUTSTANDING COMMON STOCK

         The issuance of common stock under the investment agreement will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each shareholder will be diluted as a result of such issuance. See "Risk Factors."

         As noted above, the exact number of shares of our common stock issuable under the investment agreement, and the resulting dilution to our existing shareholders, cannot currently be determined, and will vary with the extent to which we utilize the investment agreement, the market price of our common stock, and exercise of the related warrants. The potential effects of any such dilution on our existing shareholders include the significant dilution of the current shareholders' economic and voting interests in us.

         The terms of the investment agreement provide that we will not be permitted to issue shares of common stock that would exceed 20% of the outstanding stock on the date of a put unless and until shareholder approval of the issuance of common stock is obtained. We have called a shareholders meeting for June 16, 2000 at which shareholders will be asked to approve the issuance of common stock in excess of 20% of the outstanding stock pursuant to the investment agreement.

                              SELLING SHAREHOLDERS

         Common stock registered for resale under this prospectus constitutes approximately 170% of our issued and outstanding common shares as of June 6, 2000.

SWARTZ

         This prospectus covers 50,000,000 shares of common stock issuable to Swartz pursuant to the investment agreement and shares issuable upon exercise of the warrants previously issued to Swartz. Swartz is engaged in the business of investing in publicly-traded equity securities for its own account.

         Swartz does not beneficially own any of our common stock or any other of our securities as of the date of this prospectus other than 625,000 shares underlying the warrants we issued to Swartz in connection with the closing of the investment agreement. Other than its obligations to purchase common stock under the investment agreement and the warrant, it has no other commitments or arrangements to purchase or sell any of our securities.

SUNSHINE MESSENGER SERVICE

         This prospectus covers shares of common stock we issued to Sunshine Messenger Service in lieu of the payment of rent for a warehouse facility that we rented from Sunshine Messenger Service from June 1996 to June 1999. Pursuant to two letter agreements, we agreed to issue Sunshine Messenger Service 15,000 restricted shares of our common stock in June 1996 and, at the end of the lease, to issue additional shares of common stock if the market price of our common stock was less than $15.00 per share. In connection with this obligation, we issued Sunshine Messenger Service an additional 168,673 restricted shares of our common stock in June 1999. We do not have any further obligation to issue shares of common stock under the two letter agreements. Pursuant to the letter agreements, we also agreed to register with the Securities and Exchange Commission for resale 168,673 restricted shares of common stock that we issued to Sunshine Messenger Service.

ROAN-MEYERS ASSOCIATES, L.P.

         This prospectus covers 400,000 shares of common stock issuable upon exercise of warrants we issued to Roan-Meyers Associates, L.P. on May 7, 1999 at a price of $.0001 per warrant. Such shares may be sold by Roan-Meyers or its successors or assigns. These warrants were issued to Roan-Meyers as part of its compensation for acting as our financial advisor. These warrants are exercisable at the following prices: (i) 200,000 of the warrants are exercisable at $1.1888, which was the closing price of our common stock on May 7, 1999, (ii) 100,000 of the warrants are exercisable at $2.00 per share and (iii) 100,000 of the warrants are exercisable at $3.00 per share. These warrants expire on May 7, 2004.

         The table below sets forth information regarding ownership of our common stock by the selling shareholders on June 6, 2000 and the number of shares that may be sold by them under this prospectus. The actual number of shares of our common stock issuable upon exercise of warrants to Swartz and our put rights is subject to adjustment and could be materially less or more than the amount set forth in the table below, depending on factors which we cannot predict at this time, including, among other factors, the future price of our common stock.

         Other than as described above, none of the selling shareholders has had within the past three years any material relationship with our company or any of its predecessors or affiliates. Other than

Roan-Meyers who is a registered broker-dealer, none of the selling shareholders are or were affiliated with registered broker-dealers. The selling shareholders have advised us that they possess sole voting and investment power with respect to the shares being offered.


                                                  Percent of
                                   Shares           Shares                                               Percent of
                                Beneficially     Beneficially                             Shares           Shares
                                Owned Prior          Owned                             Beneficially     Beneficially
                                   to the        Prior to the         Shares         Owned After the     Owned After
Selling shareholders              Offering         Offering           Offered          Offering (1)     the Offering
--------------------              --------         --------           -------          --------         ------------
Swartz Private Equity,
LLC(2)                           50,000,000           62%           50,000,000              0                 *

Sunshine State
Messenger Services, Inc.          183,673              *              168,673             15,000              *

Roan-Meyers Associates,
L.P.                              400,000              *              400,000               0                 *

--------------------
*        Less than one percent.

(1) Assumes that the selling shareholders will sell all of the shares of common stock offered hereby. We cannot assure you that the selling shareholders will sell all or any of the shares offered hereunder.

(2) This number includes 625,000 shares of common stock issuable upon exercise of outstanding warrants which are currently exercisable, which represents 2.0% of our issued and outstanding common stock as of June 6, 2000. This number also includes (solely for purposes of this prospectus) up to an aggregate of 49,375,000 shares of our common stock that we may sell to Swartz pursuant to the investment agreement and warrants issuable in connection with the investment agreement, which shares would not be deemed beneficially owned within the meaning of Sections 13(d) and 13(g) of the Exchange Act before their acquisition by Swartz. It is expected that Swartz will not beneficially own more than 9.9% of our outstanding common stock at any time.

                              PLAN OF DISTRIBUTION

         The common stock may be sold or distributed from time to time by the selling shareholders or by pledgees, donees or transferees of, or successors in interest to, the selling shareholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the common stock may be effected in one or more of the following methods:

         o ordinary brokers transactions, which may include long or short sales;

         o transactions involving cross or block trades or otherwise on the Nasdaq National Market;

         o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

         o "at the market" to or through market makers or into an existing market for the common stock;

         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

         o through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

         o any combination of the above, or by any other legally available means.

         In addition, the selling shareholders or our successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or our successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter pursuant to this prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commission from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Swartz is, and each remaining selling shareholder and any broker-dealers acting in connection with the sale of the common stock hereunder may be deemed to be, an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

         The selling shareholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

         Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

         We cannot assure you that the selling shareholders will sell any or all of the shares of common stock offered by the selling shareholders.

         In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                          DESCRIPTION OF CAPITAL STOCK

         The Amended and Restated Articles of Incorporation authorizes capital stock consisting of 100,000,000 shares of common stock, par value of $.001 per share and 25,000,000 shares of preferred stock. As of June 6, 2000, 30,423,196 shares of common stock and 2,000 shares of Series A Convertible Preferred Stock were outstanding. An additional 2,442,132 shares of common stock may be issued upon the exercise of outstanding options and/or warrants. The following summary of the description of our capital stock is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, copies of which have been incorporated by reference into the Registration Statement of which this prospectus is a part.

COMMON STOCK

         Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding shares of common stock will have the right to elect all of our directors and otherwise control the affairs of our company. Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of funds legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to retain earnings to finance the development of our business. Upon a liquidation of our company, holders of the common stock will be entitled to a pro rata distribution of the assets of our company, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

PREFERRED STOCK

         Our Amended and Restated Articles of Incorporation permit the Board of Directors to issue shares of preferred stock in one or more series and to fix the relative rights, preferences and limitations of each series. These rights, preferences and limitations include dividend rates, provisions of redemption, rights upon liquidation, conversion privileges and voting powers. If the Board of Directors elects to exercise this authority, the rights and privileges of holders of common stock could be made subject to the rights and privileges of any series of preferred stock. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

         SERIES A CONVERTIBLE PREFERRED STOCK.

         Of the 16,200 shares of Series A Convertible Preferred Stock authorized by the Board of Directors, 2,000 shares are currently issued and outstanding. The stated value per share of the Series A Convertible Preferred Stock is $1,000. With respect to rights upon liquidation, winding up or dissolution and redemption rights, the Series A Convertible Preferred Stock will rank: (i) prior to the common stock; (ii) prior to any class or series of capital stock created in the future (unless, with the consent of the holders of the Series A Convertible Preferred Stock in accordance with the Amended and Restated Articles of Amendment, such class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series A Convertible Preferred Stock);
(iii) pari passu with any class or series of capital stock created in the future (with the consent of the holders of Series A Convertible Preferred Stock obtained in accordance with the Amended and Restated Articles of Amendment) specifically ranking, by its terms, on parity with the Series A Convertible Preferred Stock; and (iv) junior to any class or series of capital stock created in the future (with the consent of the holders of the Series A Convertible Preferred Stock obtained in accordance with the Amended and Restated Articles of Amendment) specifically ranking, by its terms, senior to the Series A Convertible Preferred Stock.

         DIVIDENDS.

         Holders of the Series A Convertible Preferred Stock are not entitled to receive dividends. So long as any shares of the Series A Convertible Preferred Stock are outstanding, however, we may not (i) declare or pay any dividends on, or make any distribution on, any junior securities; (ii) redeem or repurchase any junior securities; or (iii) pay any money to, or make available for, a sinking fund for the benefit of any junior securities, without the written consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock.

         LIQUIDATION.

         Each holder of Series A Convertible Preferred Stock is entitled to a liquidation preference of $1,000 per share plus an amount equal to 6% per year for the period beginning May 19, 1998 and ending on the date of final distribution. A change in control of our company, as defined in the Amended and Restated Articles of Incorporation, will be deemed to be a liquidation of our company and the holders of the Series A Convertible Preferred Stock will be entitled to 115% of their liquidation preference.

         VOTING RIGHTS.

         The holders of the Series A Convertible Preferred Stock are entitled to notice of all shareholders meetings in accordance with our Amended and Restated Bylaws and to receive copies of proxy materials and other information sent to shareholders. Except as otherwise provided by Florida law and as described below, the holders of the Series A Convertible Preferred Stock have no voting power whatsoever. The Series A Convertible Preferred Stock terms include what are customarily called "protective provisions." Under these provisions, a vote of the holders of at least a majority of the outstanding Series A Convertible Preferred Stock is required before we can: (i) alter or change the rights, preferences or privileges of the Series A Convertible Preferred Stock or any senior securities so as to adversely affect the Series A Convertible Preferred Stock; (ii) create any new class or series of senior securities; (iii) create any new class or series of pari passu securities; (iv) increase the number of shares of Series A Convertible Preferred Stock or (v) intentionally take any action which would result in taxation to the holders of the Series A Convertible Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended.

         CONVERSION.

         Each share of Series A Convertible Preferred Stock is convertible into the number of shares of our common stock equal to the stated value ($1,000) of the share of Series A Convertible Preferred Stock plus a premium of 6% per annum of the stated value from May 19,1998, divided by the conversion price. The conversion price is equal to the lesser of (A) 92% of the market price, as described below, and (B) $11.89. The market price is defined as the average of the closing bid prices of the common stock on the Nasdaq National Market, as reported by Bloomberg Financial Markets, for any five consecutive trading days during the thirty trading day period ending on the day before the date of conversion. If, however, the average closing bid price on the day of conversion is below 70% of the average of the closing bid prices of the common stock for any five trading days during the thirty trading day period ending on the day before the date of conversion, the conversion price is equal to the lesser of
(A) 115% of the market price and (B) $11.89.

         If on the conversion date, the last sale price of the common stock on the Nasdaq National Market, as reported by Bloomberg is below 70% of the average of the closing bid prices for the five consecutive trading days ending one day before May 19, 1998, then we may, at our option, (i) redeem in cash the Series A Convertible Preferred Stock submitted for conversion for an amount equal to the number of shares of common stock that we would have issued had we not opted for the cash redemption, multiplied by the market price, or (ii) redeem the Series A Convertible Preferred Stock by issuing a convertible note, in the principal amount equal to 115% of the amount payable in a cash redemption, bearing interest at the rate of 10% per annum, provided that we have sufficient shares of common stock authorized and reserved to cover the full conversion thereof and a registration statement under the Securities Act covering the shares of common stock issuable pursuant to the redemption note is effective.

         The Series A Convertible Preferred Stock is subject to mandatory redemption under certain circumstances and, under certain circumstances, is also redeemable at our option. Furthermore, any shares of Series A
Convertible Preferred Stock outstanding on May 18, 2003 shall automatically be converted into common stock at the then effective conversion price.

TAKEOVER PROVISIONS INCLUDED IN OUR ARTICLES AND BYLAWS

         Our Amended and Restated Articles of Incorporation provide for a classified Board of Directors. The directors are divided into three classes, as nearly equal in number as possible. The directors will be elected for three-year terms, which are staggered so that the terms of approximately one-third of the directors expire each year. Our Amended and Restated Articles of Incorporation permit removal of directors only for cause by the shareholders at a meeting by the affirmative vote of at least 60% of the outstanding shares entitled to vote for the election of directors. Our Amended and Restated Articles of Incorporation provide that any vacancy on the Board of Directors may be filled only by the remaining directors then in office. The Amended and Restated Articles of Incorporation also contain provisions which require: (i) the affirmative vote of 60% of the voting stock to amend our Articles of Incorporation or Bylaws; and (ii) the demand of not less than 50% of all votes entitled to be cast on any issue to be considered at a proposed special meeting to call a special meeting of shareholders. In addition, the Amended and Restated Articles of Incorporation require that all shareholder action, including the election of directors, be taken by means of a vote at a duly convened shareholders meeting and not by use of written consents. The Amended and Restated Bylaws establish an advance notice procedure for the nomination of candidates for election as directors by shareholders as well as for shareholder proposals to be considered at shareholders' meetings. The above-described provisions may have certain anti-takeover effects. These provisions, in addition to the provisions described below, may make it more difficult for persons, without the approval of the Board of Directors, to make a tender offer or acquire substantial amounts of the common stock or launch other takeover attempts that a shareholder might consider in such shareholder's best interests, including attempts that might result in the payment of a premium over the market price for the common stock held by such shareholder.

PROVISIONS OF FLORIDA LAW

         We are subject to certain anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law including the Florida Control Share Acquisition Act (the "Control Share Act"). The Control Share Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to voting power within each of the following ranges: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; or (iii) a majority or more of such voting power.

                          TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock is OTC Corporate Transfer Service at 9 Field Avenue, Hicksville, New York 11801.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for TCPI by Akerman, Senterfitt & Eidson, P.A., Miami, Florida.

                                     EXPERTS

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Registrant will incur no expenses in connection with any sale or other distribution by the selling shareholders of the common stock being registered other than the expenses of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.


SEC registration fee...................................                  $11,681
Legal fees and expenses................................                  $______
Accounting fees and expenses...........................                  $______
Miscellaneous expenses.................................                  $______
                                                              ------------------
         Total.........................................                  $______

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant has authority under Section 607.0850 of the FBCA to indemnify our directors and officers to the extent permitted in such statute. With respect to the indemnification of the Registrant's directors and officers, the Registrant's Amended and Restated Articles of Incorporation provide that the Registrant shall indemnify our directors and officers to the fullest extent permitted by law in existence now or hereafter. In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of our directors and officers which may cover liabilities under the Securities Act of 1933, as amended. The Registrant has also entered into agreements with our directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

         The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non- monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. These provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16.  EXHIBITS

              The following is a list of exhibits filed as part of this Registration Statement:

Exhibit Number                      Exhibit Description
--------------                      -------------------

     2.1           Business and Asset Purchase Agreement dated May 20, 2000 between Roche
                   Diagnostics GmbH and TCPI Holdings, Ltd.(11)

     2.2           Guarantee Agreement dated May 20, 2000 between Roche Diagnostics GmbH and the
                   Company. (11)

     3.1           Amended and Restated Articles of Incorporation of the Company. (5)

     3.2           Amended and Restated Bylaws of the Company. (5)

     3.3           Articles of Amendment to the Articles of Incorporation of the Company. (4)

     4.2           Form of Common Stock Certificate of the Company. (3)

     4.3           Warrant to purchase Common Stock dated April 19, 2000 (1 of 2) between the
                   Company and Swartz Private Equity, LLC. (10)

     4.4           Warrant to purchase Common Stock dated April 19, 2000 (2 of 2) between the
                   Company and Swartz Private Equity, LLC. (10)

     4.5           Warrant between the Company and Swartz Private Equity, LLC. (10)

     5.1*          Opinion of Akerman, Senterfitt & Eidson, P.A., regarding the validity of the common stock.

     10.2          Amended and Restated 1992 Incentive Stock Option Plan. (5)

     10.3          Cancellation and Exclusive License Agreement between Jack Aronowitz and the
                   Company dated January 31, 1996. (5)

     10.4          Stock Option Agreement between the Company and Martin Gurkin, Stuart R. Streger,
                   Colin Morris, Kathryn Harrigan, Clayton Rautbord and Stephen Dresnick. (5)

     10.6          Lease - Pompano Beach, Florida. (2)

     10.6.1        Business Lease Extension - Pompano Beach, Florida. (9)

     10.8          Warrant Agreement between the Company and Jack L. Aronowitz. (3)

     10.8.1        Amended Employment Agreement dated October 9, 1998 between the Company and
                   Jack L. Aronowitz. (1)

     10.9          Employment Agreement dated October 9, 1998 between the Company and Jay E.
                   Eckhaus. (1)



                                      II-2




     10.10         Employment Agreement dated September 9, 1999 between the Company and Elliott
                   Block, Ph.D. (7)

     10.11         Employment Agreement dated November 22, 1999 between the Company and Walter
                   V. Usinowicz, Jr. (8)

     10.12         Employment Agreement dated May 27, 1999 between the Company and Robert M.
                   Morrow. (8)

     10.13         Investment Agreement dated May 3, 2000 between the Company and Swartz Private
                   Equity, LLC. (10)

     10.14         Registration of Rights Agreement dated May 3, 2000 between the Company and Swartz
                   Private Equity, LLC. (10)

     23.1*         Consent of Akerman, Senterfitt & Eidson, P.A. (Included in their opinion filed as
                   Exhibit 5.1 hereto).

     23.2*         Consent of Ernst & Young LLP.

     24.1*         Power of Attorney (included on signature page to this Registration Statement on Form
                   S-2).

     *Filed with this Registration Statement.

     (1)           Incorporated by reference to the Company's Form 10-Q filed on November 12, 1998.
     (2)           Incorporated by reference to the Company's Registration Statement on Form SB-2 filed on October 28, 1994 (No. 33-85756).
     (3)           Incorporated by reference to Amendment No. 4 to the Company's Registration
                   Statement on Form S-1 filed on April 23, 1996 (No. 333-1272).
     (4)           Incorporated by reference to the Company's Form 8-K filed on May 21, 1998.
     (5)           Incorporated by reference to the Company's Registration Statement on Form S-1 filed on February 12, 1996 (No. 333-1272).
     (6)           Incorporated by reference to Amendment No. 2 to the Company's Registration
                   Statement on Form S-1 filed on March 20, 1996 (No. 333-1272).
     (7)           Incorporated by reference to the Company's Form 10-Q filed on November 9, 1999.
     (8)           Incorporated by reference to the Company's Form 8-K filed on December 15, 1999.
     (9)           Incorporated by reference to the Company's Form 10-K filed on March 30, 2000.
     (10)          Incorporated by reference to the Company's Form 10-Q filed on May 16, 2000.
     (11)          Incorporated by reference to the Company's Form 8-K filed on June 8, 2000.

----------------

ITEM 17.  UNDERTAKINGS

A.   Rule 415 Offering

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

              (iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.   Request for Acceleration of Effective Date

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach, State of Florida, on the 9th day of June, 2000.

                                          TECHNICAL CHEMICALS AND
                                          PRODUCTS, INC.


                                          By: /s/  Elliott Block, Ph.D.
                                             --------------------------
                                                  Elliott Block, Ph.D.
                                                  Chief Executive Officer

                                POWER OF ATTORNEY

     We, the undersigned directors and officers of Technical Chemicals and Products, Inc., hereby constitute and appoint each of Elliott Block and Walter
V. Usinowicz, Jr. each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable Technical Chemicals and Products, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, all pre-effective and post-effective amendments to this Registration Statement and any related subsequent registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities act of 1933, this Registration Statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated.


Signature                             Title                                             Date

 /s/ Elliott Block, Ph.D.             Chief Executive Officer and Director              June 9, 2000
-------------------------------       (Principal Executive Officer)

 /s/ Jack L. Aronowitz                Chairman of the Board, President and              June 9, 2000
-------------------------------       Chief Technical Officer

 /s/ Martin Gurkin, Ph.D              Director                                          June 9, 2000
-------------------------------





                                      II-5





 /s/ Walter V. Usinowicz, Jr.         Vice President of Finance and Chief               June 9, 2000
-------------------------------       Financial Officer (Principal Financial
                                      Officer and Principal Accounting
                                      Officer)

 /s/ Clayton Rautbord                 Director                                          June 9, 2000
-------------------------------

 /s/ Noel Buterbaugh                  Director                                          June 9, 2000
-------------------------------

 /s/ Stanley M. Reimer, Ph.D.         Director                                          June 9, 2000
-------------------------------






                                      II-6